

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail
Dror Moran
Vice President and Chief Financial Officer
Alon Holdings Blue Square – Israel Ltd.
2 Amal Street
Rosh Ha'ayin 48092, Israel

Re: Alon Holdings Blue Square – Israel Ltd.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 1-14426

Dear Mr. Moran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 98

1. Please tell us your consideration of disclosing the reasonably likely impact (or range of impacts) on future results of operations from the potential reduction in the marketing margin and full service charge in connection with the sale of 95 octane gasoline.

Operating Results, page 102

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010, page 102

2. In the last paragraph on page 102 you disclose fiscal 2010 revenues from commercial and fueling sites of NIS 4,329.9 million. This amount is significantly greater than segment revenues disclosed in Note 5 to the consolidated financial statements. Please revise or advise. If the amount disclosed on page 102 represents a pro forma amount as if Dor

Alon had been acquired at the beginning of 2010, please revise to clearly label the information as pro forma.

Critical Accounting Policies and Estimates, page 117

Goodwill, page 118

3. Please tell us in a reasonable amount of detail how you determined the level at which to test goodwill for impairment and provide the basis in IFRS for your accounting.

4. We note significant discrepancies between the disclosures in this section and the financial statement disclosures on pages F-53 and F-71 regarding the identification of cash-generating units to which goodwill is allocated and the sensitivity of your goodwill impairment testing to changes in assumptions. Please revise or advise. Additionally, in light of the sensitivity of your impairment testing results to changes in your discount rate and growth rates, please disclose under Critical Accounting Policies and Estimates:

   - how each of these assumptions was determined;

   - the degree of uncertainty associated with these assumptions; and

   - the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 12. Description of Securities Other than Equity Securities, page 223

5. Please provide the disclosure required by Item 12.D.3 and Item 12.D.4 of Form 20-F. Please refer to Instruction 1 to Item 12 of Form 20-F.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-12

Note 6 – Business Combinations and Reorganization of Certain Activities, page F-59
iv) Investment in Dor Alon Energy in Israel (1988) Ltd., page F-62

6. With reference to the applicable IFRS guidance, please explain to us how you determined that you should account for this merger between entities under common control at fair value as opposed to using carryover basis. In doing so, please be sure to address the business reasons for the merger and why you believe the accounting policy selected appropriately reflects the substance of the transaction.

Note 10 – Investments in Joint Ventures and Associates, page F-73
b. Investment in associates, page F-74

7. Please tell us in a reasonable amount of detail how you computed the NIS 102 million gain on revaluation of the Diners Israel "option" recorded during 2011, and the resulting amount at which you recorded your 49% investment in Diners Israel upon exercise of the option in July 2011. Help us understand how the terms of the option were amended during 2011 and relate this amendment to the change in valuation methodology discussed on page F-45. Tell us and disclose how you are accounting for the cancellation mechanism/repurchase feature included in the amended Diners Israel agreement, indicating whether this mechanism is tantamount to a call option on the 49% stake you now hold in Diners Israel. Tell us the basis in IRFS for your accounting.

Note 21 – Loans from Banks and Others, Debentures and Convertible Debentures, page F-93

8. We note your disclosures regarding the financial covenants in your loans, debentures and convertible debentures on pages F-95 and F-102. Please revise your disclosure to elaborate on the nature and extent of these and any other significant restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Refer to IAS 27.41(d). In addition, please note that if restricted net assets of your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, you should provide the condensed financial information required by Rule 12-04 of Regulation S-X. Please refer to Schedule I of Rule 5-04 of Regulation S-X and tell us your consideration of this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Perry Wildes
        Gross, Kleinhendler, Hodak, Halevy, Greenburg & Co.